As filed with the Securities and Exchange Commission on March 11, 2003
File No. 333-102286

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3/A

(Amendment No. 1)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Terremark Worldwide, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	84-0873124
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2601 S. Bayshore Drive

Miami, Florida 33133
(305) 856-3200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

José E. Gonzalez, Esq.

General Counsel
Terremark Worldwide, Inc.
2601 S. Bayshore Drive
Miami, Florida 33133
(305) 856-3200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Paul Berkowitz, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0500

Approximate date of commencement of proposed sale to the public:

From time to time or at one time after this Registration Statement becomes effective

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Shares to	Amount to be	Aggregate Price Per	Aggregate Offering	Amount of
be Registered	Registered	Unit	Price	Registration Fee*

Common Shares, $0.001 par value	21,757,308	$0.28(1)	$3,492,524.80	$282.89

Common Shares, $0.001 par value(2)	7,887,109	$0.40-$0.75	$4,940,331.70	$400.17

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices as reported on the American Stock Exchange of the registrant’s common stock on March 6, 2003 for 12,473,303 additional shares as the filing fee was previously paid for 9,284,005 shares.

(2)	Issuable upon the conversion of debentures or the exercise of warrants together with such indeterminate number of shares as may be issuable pursuant to anti-dilution provisions contained therein. Under Rule 457(g) and based on a maximum exercise price of $4,940,331.70, the fee is $399.67. Fee for 1,300,000 shares issuable upon conversion of debentures and warrants previously paid.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 11, 2003

PROSPECTUS

Terremark Worldwide, Inc.

29,644,417 Shares of

Common Stock

        The selling stockholders named on page 12 may offer for sale up to 29,644,417 shares of our common stock, 21,757,308 of which are outstanding and 7,887,109 of which may be issued as a result of the conversion of debentures or the exercise of warrants held by some of the selling stockholders.

      We will not receive any proceeds from the sale of the shares by the selling stockholders.

      Our common stock is listed on the American Stock Exchange under the symbol “TWW.” On March 6, 2003, the closing price of the common stock was $0.28 per share.

      These securities involve a high degree of risk. SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

      This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2003.

PROSPECTUS SUMMARY
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELECTED FINANCIAL DATA
DESCRIPTION OF COMMON STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
INTERESTS OF NAMED EXPERTS AND COUNSEL
LEGAL MATTERS
EXPERTS
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
SIGNATURES
SIGNATURES
Opinion of Greenberg Traurig
Stock Purchase Agreement
License Agreement
Employment Agreement w/Brian K. Goodkind
Employment Agreement w/Jose E. Gonzalez
Indemnification Agreement
Consent of PricewaterhouseCoopers

Prospectus Summary	1
Cautionary Note Regarding Forward-Looking Statements	5
Risk Factors	5
Use of Proceeds	9
Selected Financial Data	9
Description of Common Stock	10
Selling Stockholders	12
Plan of Distribution	13
Interests of Named Experts and Counsel	14
Legal Matters	14
Experts	14
Where You Can Obtain Additional Information	14
Incorporation by Reference	15

PROSPECTUS SUMMARY

The Company

      We design, build and operate facilities that integrate network access points and data centers. We are the owner and operator of the NAP of the Americas, one of the five Tier-1 Network Access Points in the world. The NAP of the Americas, the only carrier-neutral Tier-1 Network Access Point, or NAP, is located in Miami, Florida and provides peering, colocation and managed services to carriers, Internet service providers, and other Internet companies and enterprises.

      Network access points are locations where two or more networks meet to interconnect and exchange Internet traffic (traffic of data, voice, images, video and all forms of digital telecommunications), much like air carriers meet at airports to exchange passengers and cargo. Participation in NAPs comes from telecommunications carriers, Internet Service Providers and large telecommunications and Internet users in general. Tier-1 NAPs are large centers that access and distribute Internet traffic and, following the airport analogy, operate much like large, international airport passenger and cargo transportation terminals or “hubs.” A carrier-neutral facility is one which enables customers’ telecommunications systems to directly interact with various carriers located at the NAP as opposed to carrier-operated NAPs where customers are often obligated to utilize the operator’s systems and connectivity.

      The NAP of the Americas provides a connection point where telecommunications carriers can establish connections between and among their networks to exchange Internet traffic either without payment (a process knows as “peering”) or for a fee (known as “transit”), and can purchase capacity from each other. The NAP of the Americas generates revenue:

•	by providing the location and equipment used by our carrier and non-carrier customers to peer or sell transit;

•	by providing space where carriers, Internet Service Providers, Application Service Providers, content providers, Internet businesses, telecommunications providers and enterprises house their equipment and their network facilities in order to be close to the traffic exchange connections that take place at the NAP. This is known as colocation. (Application Service Providers (ASPs) are third-party entities that manage and distribute software-based services and solutions to customers across a wide area network from a central data center. In essence, ASPs are a way for companies to outsource some or almost all aspects of their information technology needs); and

•	by providing a menu of related managed services, power management, and managed router services.

      There are 13 undersea cable providers transmitting data from Latin America to North America which terminate in South Florida. All of those cables connect to the NAP of the Americas. We therefore believe that the NAP of the Americas could become a primary channel of data traffic from Central and South America and the Caribbean to North America and Europe.

      In February 2002, we entered into an agreement with Fundacao de Amparo a Pesquisa do Estado de Sao Paulo, the research foundation for the State of Sao Paulo, to operate and manage the NAP created by FAPESP, which we have renamed the NAP do Brasil. Pursuant to the twenty year agreement, FAPESP turned over the management of the exchange point to Terremark, which we intend to enhance and move to new facilities modeled after the operational design of the NAP of the Americas within the next 12 months. FAPESP will receive 6% of the revenue generated by the enhanced NAP do Brazil for the first five years of operation, 5% during the following five years, and 1% during the last ten years. The term may be extended for an additional ten-year period, during which FAPESP would again receive 1% of the revenues.

      In June 2002, we entered into an exclusive agreement with the Comunidad Autonoma de Madrid to develop and operate carrier-neutral network access points in Spain. As part of that agreement, the parties formed NAP de las Americas — Madrid S.A. to own and operate carrier-neutral NAPs in Spain, modeled after the NAP of the Americas. The shareholders in this new company are the Instituto Madrileno de

Desarrollo — IMADE, the Camara Oficial de Comercio e Industria de Madrid, Red Electrica Telecomunicaciones, S.A., Telvent Desarrollos S.A., a subsidiary of Abengoa S.A., and Centro de Transportes de Coslada, S.A. At the time the NAP de las Americas — Madrid S.A. was formed we owned 1% of its equity, which we subsequently increased to 10%. We have the option to purchase up to another 30% of the shares owned by the Comunidad and the Camara at cost, plus LIBOR. We provided the technical and operational know-how for the development of an interim NAP which became operational in July 2002. We will work with NAP de Las Americas — Madrid S.A. to select a permanent site, design the Madrid NAP and operate the business going forward. During the nine months ended December 31, 2002, we recognized approximately $380,000 in revenues from services billed to the NAP de Las Americas — Madrid S.A.

      In an effort to limit the additional capital required, our business model for expansion is best compared to that of a management company model in the hospitality industry. The model contemplates that a local in-country partner would own and fund the development and build-out of the facility in which the TerreNAP Data Center will be located. The facility will ideally be a ground-up development built to the exacting specifications required for a top level NAP (as is the case in Miami), but it may be located in an existing building that is retrofitted to conform to those specifications. We intend to control the operations of the NAP and be the primary tenant in our partners’ building, sharing revenue via a long-term lease or management contract.

Recent Developments

      On November 8, 2002, CRG, LLC entered into an agreement with Cupertino Electric, Inc. to purchase our entire $18.5 million construction payable to Cupertino. On November 11, 2002, we entered into an agreement with CRG that provides us the option, upon the closing of the purchase of our debt by CRG from Cupertino, to repay the entire debt at a discount by either issuing shares of our common stock valued at $0.75 per share or making a cash payment. Our option must be exercised simultaneously with the closing of CRG’s purchase of our debt from Cupertino. CRG and Cupertino have extended the closing of their transaction to March 31, 2003. If the purchase by CRG of our debt from Cupertino closes on or before March 31, 2003, we may choose to pay $9.9 million in cash or issue 24,666,667 shares.

      Our debt to Cupertino matured on October 31, 2002 and has not been repaid. As part of the agreement between CRG and Cupertino, Cupertino has agreed not to enforce any of its rights against us, but in order to preserve its rights, on November 8, 2002, Cupertino filed an action to enforce the rights it had acquired by virtue of a construction lien. Cupertino has agreed that it will not seek to enforce its rights pending the closing of the purchase of our debt by CRG. CRG has agreed that it will dismiss the action upon the closing. If the purchase of our debt by CRG does not occur before March 31, 2003, the standstill and the agreement between CRG and Cupertino will expire, and we will continue to owe the $18.5 million to Cupertino. As a procedural matter, Cupertino has served the complaint in this suit in order to avoid dismissal.

      On December 5, 2002, CRG, LLC entered into an agreement with Kinetics Mechanical Services, Inc. and Kinetics Systems Inc. to purchase our entire $4.1 million construction payable to Kinetics Mechanical Services, Inc. and Kinetics Systems Inc. On December 5, 2002, we entered into an agreement with CRG that provides us the option, upon the closing of the purchase of the debt by CRG from Kinetics Mechanical Services, Inc. and Kinetics Systems Inc., to repay the entire debt at a discount by either issuing shares of our common stock valued at $0.75 per share or making a cash payment. Our option must be exercised simultaneously with the closing of CRG’s purchase of the debt from Kinetics Mechanical Services, Inc. and Kinetics Systems Inc. CRG and Kinetics subsequently extended the closing of their transaction to March 31, 2003. If the purchase by CRG of our debt from Kinetics closes on or before March 31, 2003, we may choose to pay $2.4 million in cash or issue 5,466,667 shares.

      On November 1, 2002 and November 5, 2002, approximately $2.8 million and $1.0 million, respectively, of our debt owed to Kinetics came due. As part of the agreement between CRG and Kinetics, Kinetics has agreed not to enforce any of its rights against us but, in order to preserve its rights, on December 2, 2002 Kinetics filed an action to enforce the rights it had acquired by virtue of a construction lien. Kinetics has agreed that it will not seek to enforce its rights pending the closing of the purchase of our debt by CRG. CRG has agreed that it will dismiss the action upon the closing. If the purchase of our debt by CRG does not occur before March 31, 2003 the standstill and the agreement between CRG and Kinetics will expire, and we will continue to owe the $4.1 million to Kinetics. As a procedural matter, Kinetics has served the complaint in this suit in order to avoid dismissal.

      CRG was created by a group of our shareholders, for the purpose of buying our debt from Cupertino and Kinetics. None of these shareholders were or currently are officers or directors of our company. In addition, there is no affiliation between CRG and Cupertino or Kinetics. CRG is managed by Mr. Christian Altaba.

      We have agreed to file a registration statement covering any shares issued to CRG and to use our commercially reasonable efforts to cause the registration statement to become effective before December 31, 2003.

      In addition, in December 2002, approximately $15.8 million in principal amount and $520,000 in accrued interest on our convertible debentures were converted into shares of our common stock at a per share price of $0.75.

      We were formed in 1982 and, from then until 2002, we, along with our subsidiaries, were engaged in the development, sale, leasing, management and financing of various real estate projects. We were also involved in a number of ancillary businesses which complemented our core development operations. Specifically, we engaged in brokering financial services, property management, construction management, condominium hotel management, residential sales and commercial leasing and brokerage, and advisory services.

      On April 28, 2000, Terremark Holdings, Inc. completed a reverse merger with AmTec, Inc., a public company. Contemporaneous with the reverse merger we changed our corporate name to Terremark Worldwide, Inc. and adopted “TWW” as our trading symbol on the American Stock Exchange. Historical information of the surviving company is that of Terremark Holdings, Inc.

      After the April 28, 2000 merger, and as a result of changes in our business conditions, including market changes in the telecommunications industry and the lack of debt and equity financing vehicles to fund other business expansion, we began to redefine and focus our strategy and to implement a plan to exit all lines of business not directly related to our TerreNAP Data Center strategy. Lines of business discontinued include IP fax services, unified messaging services, and telephony. As of March 31, 2002, we had completed the exit of lines of business not related to our TerreNAP Data Center strategy.

      From the time of our merger through December 31, 2002, we have incurred losses of approximately $193 million. Our cash flows from operating activities for the years ended December 31, 2001 and 2002 and for the nine months ended December 31, 2002 were negative. We have funded our operations through the sale of debt and equity securities and bank borrowings. As of December 31, 2002, our total liabilities were approximately $112.4 million, and our total shareholders’ deficit was $36.9 million. We must obtain additional debt or equity financing for working capital, capital expenditures and other general corporate purposes, however, future financing may not be available to us on acceptable terms or at all. Our independent auditors have issued a report dated July 12, 2002 stating that our recurring operating losses, negative cash flows, and liquidity deficit raise substantial doubt as to our ability to continue as a going concern. While we are actively seeking strategic solutions to our funding issues, we may not be able to continue as a going concern.

      Our principal executive office is located at 2601 S. Bayshore Drive, Miami, Florida 33133. Our telephone number is (305) 856-3200.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain “forward-looking statements” based on our current expectations, assumptions, and estimates about us and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may,” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in “Risk Factors” and elsewhere in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISK FACTORS

      We may not be able to obtain necessary financing to continue our operations. From the time of our merger through December 31, 2002, we have incurred losses of approximately $193 million. Our cash flows from operating activities for the years ended December 31, 2001 and 2002 and for the nine months ended December 31, 2002 were negative. We have funded our operations through the sale of debt and equity securities and bank borrowings. We must obtain additional debt or equity financing for working capital, capital expenditures and other general corporate purposes. Future financing may not be available to us on acceptable terms or at all. If future financing requirements are satisfied through the issuance of equity securities, investors may experience significant dilution. While we are actively seeking strategic solutions to our funding issues, we may not be able to continue as a going concern.

      Our substantial leverage could adversely affect our ability to fulfill our obligations and operate our business. As of December 31, 2002, our total liabilities were approximately $112.4 million, obligations guaranteed by us were approximately $5.5 million and our total shareholders’ deficit was $36.9 million. Our substantial debt and guarantees could have important consequences to you, including the following:

•	our substantial leverage increases our vulnerability to economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies;

•	our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements;

•	our level of debt may adversely impact our ability to convince potential customers to locate mission critical operations at our facilities; and

•	covenants in our debt instruments limit our ability to pay dividends or make other restricted payments and investments.

      If we do not increase sales and improve results of operations, we will need to obtain additional financing. Even if we are successful in extending the maturity of certain of our debt obligations and converting others into equity, we must obtain at least $20 million of additional customer contracts before December 31, 2003, or we will need additional debt or equity financing. Our ability to generate increased revenue is substantially dependent on the willingness of potential customers to locate their critical operations at our facilities. The typical sales cycle for our services is lengthy. Our ability to attract new customers depends on a variety of factors, including the willingness of carriers to exchange traffic at our facilities, the willingness of businesses to outsource their mission-critical data operations, the reliability and cost-effectiveness of our services and our ability to effectively market our services. We expect to continue to make additional significant investments in sales and marketing. The increase in our sales and marketing efforts may not result in increased sales of our services. We intend to develop alternative distribution and lead generation relationships with potential channel partners. Any failure by us to develop these relationships could materially and adversely impact our ability to generate increased revenues.

      If we do not find local financial or strategic partners, we may have to delay or abandon expansion plans. Expenditures commence well before a TerreNAP® Data Center opens, and it may take an extended period to approach break-even capacity utilization. It takes a significant period of time to select the appropriate location for a new TerreNAP Data Center, construct the necessary facilities, install equipment and telecommunications infrastructure and hire operations and sales personnel. As a result, we expect that individual TerreNAP Data Centers will experience losses for more than one year from the time they are opened. As a part of our TerreNAP Data Center strategy, we intend to rely on financial or strategic partners to fund the development costs. If we are unable to establish such third-party relationships, we may delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities, making it difficult for us to generate additional revenue and to respond to competitive pressures.

      Due to the short term nature of our NAP and data center operations, our prior results are not indicative of future performance. The nature of our operations changed subsequent to our April 28, 2000 merger with AmTec, Inc. We began offering data center and managed services in 2001. We believe that period-to-period comparisons of our results of operation may not be necessarily meaningful and should not be relied upon as indicators of future performance. Many of the factors that could cause our operating results to fluctuate significantly in the future are beyond our control.

      Our operations in Brazil and Spain expose us to risks not faced by companies transacting business only in the United States. We have operations in foreign countries, including NAP facilities, sales personnel and customer support operations in Sao Paulo, Brazil and Madrid, Spain. We intend to expand to other international locations in the future. These operations are subject to economic risks inherent in doing business in foreign countries, including the following:

•	Disruptions in Foreign Markets. Disruptions in financial markets and the deterioration of the underlying economic conditions in some countries could have an impact on our sales to customers located in, or whose end-user customers are located in, these countries.

•	Fluctuations in Currency Exchange Rates. Currency instability in geographic markets other than the United States may make our services more expensive than services offered by others that are priced in the local currency. Moreover, many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, the increased strength of local currencies against the U.S. dollar in countries where we have foreign operations would result in higher effective operating costs and, potentially, reduced earnings. Currently, we do not hedge our foreign exchange risk. We cannot assure you that fluctuations in foreign exchange rates will not have a negative effect on our operations and profitability.

•	Longer Payment Cycles. Our customers outside of the United States are often allowed longer time periods for payment than our U.S. customers. This increases the risk of nonpayment due to the possibility that the financial condition of particular customers may worsen during the course of the payment period.

•	Tariffs, Duties, Limitations on Trade and Price Controls. Our international operations are affected by limitations on imports, currency exchange control regulations, transfer pricing regulations, price controls and other restraints on trade. In addition, the governments of some countries in which we have operations, have the ability to exercise significant influence over many aspects of their domestic economies and international trade.

•	Potential Adverse Tax Consequences. Our international operations create a risk of potential adverse tax consequences, including imposition of withholding or other taxes on payments by our customers.

•	Credit and Access to Capital Risks. Our local financial or strategic partners could have reduced access to working capital due to higher interest rates, reduced bank lending resulting from contractions in the money supply or the deterioration in their financial condition, or the inability to access other financing.

•	Distributions and other payments from our subsidiaries and affiliates may be subject to foreign taxes. Distributions of earnings and other payments, including interest, we receive from our subsidiaries and affiliates may be subject to withholding taxes imposed by the jurisdictions in which these entities are formed or operating. These taxes would reduce the amount of after-tax cash we would receive from these entities.

•	New Competitors and Competitive Environment. As we expand our operations in markets outside the United States, we will also encounter new competitors and competitive environments. Our foreign competitors may enjoy a government-sponsored monopoly on telecommunications services essential to our business, and will generally have a better understanding of their local industry and longer working relationships with local infrastructure providers.

      We may not be able to compete effectively in the market for data center services. The market for data center services is extremely competitive and subject to rapid technological change. Our current and potential competitors include providers of data center services, global, regional and local telecommunications companies, and information technology outsourcing firms. Many of our existing competitors have greater market presence and financial and personnel resources than we do. Our competitors include Internet data centers operated by established communications carriers such as AT&T, Level 3, WorldCom, Regional Bell Operating Companies and Qwest. The principal competitive factors in our market include:

•	ability to deliver services when requested by the customer;

•	Internet system engineering and other professional services expertise;

•	customer service;

•	network capability, reliability, quality of service and scalability;

•	variety of managed services offered;

•	access to network resources, including circuits, equipment and interconnection capacity to other networks;

•	broad geographic presence;

•	price;

•	ability to maintain and expand distribution channels

•	brand name recognition;

•	timing of introductions of new services;

•	physical and network security;

•	financial resources; and

•	customer base.

      Some of our competitors may be able to develop and expand their data center services faster, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional services that compete with the services we provide.

      We believe our market is likely to consolidate in the near future, which could result in increased competition. Some of our competitors which sell bandwith may be able to provide customers with additional benefits relating to the customer’s Internet system and network management solutions, including reduced local and long distance communications costs, which could reduce the overall costs of their services relative to ours. We may not be able to offset the effects of any price reductions.

      We are dependent on key personnel and the loss of these key personnel could have a material adverse effect on our success. We are highly dependent on the services of Manuel D. Medina, our Chairman. In an attempt to reduce costs, we have eliminated some management positions. Our potential growth and expansion and the merger and integration of separate businesses, are expected to place increased demands on our management skills and resources. Therefore, our success also depends upon our ability to hire and retain additional skilled and experienced management personnel. Employment and retention of qualified personnel is important due to the competitive nature of our industry.

      Our President, Chairman and Chief Executive Officer, can not be removed without cause which could delay, defer or prevent change in control of our company or impede a merger, consolidation, takeover or other business combination. Under the terms of our agreement with Manuel D. Medina, our President, Chairman and Chief Executive Officer, as long as Mr. Medina’s guarantees of our debt exist, we have agreed to nominate Mr. Medina to our Board of Directors and not remove Mr. Medina, unless for good cause, or remove any of our officers without Mr. Medina’s consent. This could delay, defer or prevent change in control of our company or impede a merger, consolidation, takeover or other business combination which you, as a stockholder, may otherwise view favorably.

      If the price of our shares remains low or our financial condition continues to deteriorate, we may be delisted by the American Stock Exchange. Our common stock currently trades on the American Stock Exchange (Amex). The Amex requires companies to fulfill specific requirements in order for their shares to continue to be listed. The securities of a company may be considered for delisting if:

• the financial condition and/or operating results of the company appear to be unsatisfactory;

• it appears that the extent of public distribution or the aggregate market value of the securities has become so reduced as to make further dealings on the Amex inadvisable, or

• the company has sustained losses which are so substantial in relation to its overall operations or its existing financial condition has become so impaired that it appears questionable whether the company will be able to continue operations and/or meet its obligations as they mature.

      For example, the Amex may consider suspension or delisting of a stock if the stock has been selling for a substantial period of time at a low price per share. Our common stock has been trading at relatively low prices for the past eighteen months and we have sustained net losses for the past three fiscal years. Therefore, our common stock is at risk of being delisted by the Amex. If our shares are delisted from the Amex, our stockholders could find it difficult to sell our stock. To date we have had no communication from the Amex regarding delisting.

      If our common stock is delisted from the Amex, we may apply to have our shares quoted on Nasdaq’s Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Amex. In addition, if our shares are no longer listed on the Amex or another national securities exchange in the United States, our shares may be subject to the “penny stock” regulations. If our common stock were to become subject to the penny stock rules it is likely that the price of our common stock would decline and that our stockholders would find it difficult to sell their shares.

      Our business could be harmed by prolonged electrical power outages or shortages, or increased costs of energy. Our NAP facilities are susceptible to regional costs of power, electrical power shortages and planned or unplanned power outages caused by these shortages. A power shortage may result in an increase of the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by the selling stockholders of any of the shares offered hereby. We will pay all of the costs of this offering.

SELECTED FINANCIAL DATA

      The following data has been derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, our independent certified public accountants. The information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the Notes thereto incorporated by reference in this registration statement.

				Nine Months Ended
	Twelve Months Ended March 31,			December 31,

	2002	2001	2000	2002	2001

	(Dollars in Thousands except per Share Data)

				(Unaudited)
Results of operations:
Total revenue	$15,872	$40,147	$15,390	$11,708	$11,295
Operating expenses	67,424	60,323	20,798	29,341	42,605
Other expenses	5,820	1,197	626	13,936	2,610
Loss from continuing operations	(57,372)	(21,373)	(6,033)	(31,569)	(33,920)
Loss — discontinued operations	—	(82,627)	—	—	—
Net loss	$(57,372)	$(104,000)	$(6,033)	(31,569)	(33,920)
Loss from continuing operations per common share	$(0.29)	$(0.11)	$(0.09)	(0.14)	(0.17)
Loss — discontinued operations per common share	—	(0.44)	—	—	—
Net loss per common share	$(0.29)	$(0.55)	$(0.09)	(0.14)	(0.17)

      As of April 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS 142, goodwill and intangible assets that have indefinite lives are not amortized but rather are tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The goodwill impairment test however, involves a two-step approach. Initially the fair value of a reporting unit is compared with its carrying amount, including goodwill, to identify potential impairment. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for the excess, if any, of the carrying value of goodwill over the implied fair value of goodwill (similarly to the manner it is determined in a business combination). Intangible assets that have finite useful lives continue to be amortized over their useful lives. Generally, under previous accounting standards, these assets were being amortized over five years.

      During the twelve months ended March 31, 2002 and 2001, intangible assets were generally amortized on the straight-line method over five years. In accordance with FAS 142, as of April 1, 2002, we ceased amortization of our intangible assets with indefinite lives and completed an initial impairment test of intangible assets. Management has determined that these assets were not impaired based on their fair values. Fair value was estimated using the expected present value of future cash flows and the market capitalization at the reporting unit level. If in subsequent periods anticipated construction contracts are not entered into, an additional impairment charge for post shell goodwill may be required. Intangible assets will be tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable.

      A reconciliation of net loss and loss per share to exclude amortization expense in the prior years follows:

				Nine Months Ended
	Twelve Months Ended March 31,			December 31,

	2002	2001	2000	2002	2001

	(Dollars in Thousands except per Share Data)
Reported net loss	$(57,372)	$(104,000)	$(6,033)	$(31,569)	$(33,920)
Add back: goodwill amortization	3,502	2,849	—	—	2,491

Adjusted net loss	$(53,870)	$(101,151)	$(6,033)	$(31,569)	$(31,429)

Basic and diluted loss per share:
Reported net loss	$(0.29)	$(0.55)	$(0.09)	$(0.14)	$(0.17)
Goodwill amortization	0.02	0.01	—	—	0.01

Adjusted net loss	$(0.27)	$(0.54)	$(0.09)	$(0.14)	$(0.16)

DESCRIPTION OF COMMON STOCK

      The following description of the terms of our common stock sets forth certain general terms and provisions of our common stock. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as “Delaware law.” The terms of our certificate of incorporation and by-laws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized and Outstanding Shares

      We have the authority to issue:

•	400,000,000 shares of common stock, par value $0.001 per share; and

•	10,000,000 shares of preferred stock, par value $0.001 per share, which are issuable in series on terms to be determined by our board of directors, of which 20 shares are designated as Series G Convertible Preferred Stock, and 294 shares are designated as Series H Convertible Preferred Stock.

      As of February 28, 2003:

•	approximately 256,276,859 shares of our common stock were outstanding;

•	20 shares of our Series G Convertible Preferred Stock were outstanding. Each share of Series G Convertible Preferred Stock may be converted into 1,995,429 shares of our common stock; and

•	294 shares of our Series H Convertible Preferred Stock were outstanding. Each share of Series H Convertible Preferred Stock may be converted into 1,000 shares of our common stock.

Rights of Our Common Stock

      Preemptive Rights. The holders of our common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.

      Voting Rights. Each outstanding share of our common stock is entitled to one vote per share.

      Dividends. Holders of our common stock are entitled to receive dividends or other distributions when and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Delaware law to pay dividends. In accordance with a credit facility agreement with a financial institution, we may not pay cash or stock dividends without the written consent of the financial institution.

      Liquidation Rights. In the event of the liquidation of our company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of our common stock are entitled to receive any of our assets available for distribution to our stockholders ratably in proportion to the number of shares held by them.

Listing

      We list our common stock on the American Stock Exchange under the symbol “TWW.”

SELLING STOCKHOLDERS

      The following table sets forth information with respect to the selling stockholders as of March 7, 2003. Except as otherwise disclosed, the selling stockholders do not have and within the past three years have not had any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholders may offer all or some portion of the shares pursuant to this prospectus, we cannot give an estimate as to the number of shares that the selling stockholders will hold upon termination of any of these sales.

			Number of Shares	Percentage of Shares
	Number of Shares	Number of	Beneficially Owned	Beneficially Owned
Selling Stockholder	Beneficially Owned(1)	Shares Offered	After Offering(1)(2)	After Offering(1)(2)

Rachel L. Mellon	4,137,925	3,228,669	909,256	*
Probedel S.A.(3) c/o Orlando Guerrero Vargas	4,925,063	2,659,541	2,265,522
Brad & Jill Grey Living Trust 2/6/02	732,172	732,172	0	0
Richard Avedon	377,871	377,871	0	0
The Lopez Living Trust UA DTD 4/7/99	1,533,507	1,533,507	0	0
Gisele Bundchen	966,183	966,183	0	0
Arielle Tepper	966,183	966,183	0	0
Howard Glicken	421,000	400,000	21,000	*
Charles Dusseau	102,045	102,045	0	0
La Rochelle Corp. Ltd.(4) c/o Carlos Vasallo Tome	100,000	100,000	0	0
Adorno & Yoss(5) c/o George T. Yoss	344,408	202,104	142,304	0
AHV Associates LLP c/o Andrew Harrington	100,000	100,000	0	0
Bermello, Ajamil & Partners, Inc. c/o Willy A. Bermello	432,591	196,917	235,620	*
Interim Capital Management, Inc. c/o Alberto De Palilo	540,000	100,000	440,000	*
Quantum Overseas, Inc.(6) c/o Beile Gross	869,500	200,000	669,500	*
Sarati Ocean Corp.(7) c/o Carlos Pedreschi	521,941	521,941	0	0
Leonard J. Sokolow	90,000	90,000	0	0
Strategic Growth International, Inc.(8) c/o Stanley Altschuler	1,200,000	1,200,000	0	0
Amancio V. Suarez	1,358,535	373,241	985,294	*
50 State Security Service, Inc. c/o Ted L. Kretzschmar	212,533	212,533	0	0
Arcadia International Corporation c/o Miguel J. Rosenfeld	1,134,120	988,000	146,120	*
Kokopelli Foundation, Inc. c/o Lynn Wiener	166,667	91,817	74,850	*
Brian K. Goodkind(9)	273,361	91,361	182,000	*
Joseph R. Wright(10)	4,465,086	365,442	4,099,644	1.60%
NAP de las Americas-Madrid, SA c/o Jose Maria Isardo	8,562,016	8,562,016	0	0
Thomas & Emma Ginley	1,377,630	878,179	499,451	*
Alexandra Shiva	1,377,630	451,189	926,441	*
Aviva Budd(11)	1,447,469	182,721	1,264,748	*
Guillermo Amore(12)	3,813,534	1,501,503	2,312,031	*
Miguel Rosenfeld(13)	1,584,105	1,134,641	449,463	*
Manuel D. Medina(14)	35,540,108	1,134,641	34,405,467	13.43%

(1)	Except as otherwise noted, we determine beneficial ownership in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. We treat shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent these securities are currently exercisable or convertible within 60 days of March 7, 2003, as outstanding for computing the percentage of the person holding such securities. Unless otherwise noted, each identified person or group possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. We treat shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days as outstanding only to determine the number and percent owned by such person or group.

(2)	Assuming that all shares offered here are sold but no other securities held by the selling securityholder are sold.

(3)	Miguel Rosenfeld, one of our directors, has power of attorney of Probedel S.A.

(4)	Miguel Rosenfeld, one of our directors, has power of attorney of La Rochelle Corp.

(5)	Adorno & Yoss is a law firm which has provided legal services to us.

(6)	Miguel Rosenfeld, one of our directors, has power of attorney of Quantum Overseas, Inc.

(7)	Miguel Rosenfeld, one of our directors, has power of attorney of Sarati Ocean Corp.

(8)	In April 2002, we appointed Strategic Growth International to serve as our investor relations advisor.

(9)	Brian K. Goodkind is our Executive Vice President and Chief Operating Officer.

(10)	Joseph R. Wright is Vice-Chairman of our board of directors.

(11)	Aviva Budd is our Senior Vice President of Business Development.

(12)	Guillermo Amore is a member of our Board of Directors.

(13)	Miguel Rosenfeld is a member of our Board of Directors.

(14)	Manuel Medina is our Chairman, President and Chief Executive Officer.

PLAN OF DISTRIBUTION

      We are registering the shares on behalf of the selling stockholders. The selling stockholders may sell their shares offered here to purchasers directly. Alternatively, the selling stockholders may offer the shares to or through underwriters, brokers/dealers or agents. The selling stockholders may pledge or grant a security interest in some or all of the common stock owned by them and, if any selling stockholders default in the performance of such secured obligations, the pledgees or secured parties may offer and sell the relevant common stock pursuant to this prospectus. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. There can be no assurance that the selling stockholders will not transfer, devise or gift the shares by other means not described in this prospectus. The selling stockholders and any underwriters, brokers/dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any profit realized by them on the sale of such shares and any discounts, commissions, concessions or other compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. These discounts, commissions or concessions may be in excess of those customary in the types of transactions involved.

      The selling stockholders may sell the shares in one or more transactions:

•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and/or

•	at varying prices determined at the time of sale or at negotiated prices.

      The sale of shares may be effected in transactions (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market; or

•	through the writing of options.

      Because the selling stockholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Act may apply to their sales in the market.

      Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, which supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	such other facts as may be material to the transaction.

      Pursuant to our agreement with the selling stockholders, we will pay all expenses of the registration of the shares, including, without limitation, commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any.

INTERESTS OF NAMED EXPERTS AND COUNSEL

      The validity of the securities being registered hereunder is being passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Marvin S. Rosen, a member of Greenberg Traurig, is one of our directors. Mr. Rosen beneficially owns 1,352,984 shares of common stock, of which 235,834 shares are underlying stock options and 205,810 shares are underlying convertible debentures in the principal amount of $325,000.

LEGAL MATTERS

      Greenberg Traurig, P.A., Miami, Florida, have passed upon the validity of the issuance of the shares being offered by this prospectus.

EXPERTS

      The financial statements incorporated in this Registration Statement on Form S-3 by reference to the Annual Report on Form 10-K of Terremark Worldwide, Inc. for the year ended March 31, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      This prospectus is part of a registration statement on Form S-3 which was filed with the Securities and Exchange Commission. This prospectus and any subsequent prospectus supplements do not contain all of the information in the registration statement. We have omitted from this prospectus some parts of the registration statement as permitted by the rules and regulations of the SEC. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, our Internet website (http://www.terremark.com) contains all of the annual, quarterly and special reports, proxy statements and other information we file with the SEC.

INCORPORATION BY REFERENCE

      The Commission allows us to “incorporate by reference” in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information that we file later with the SEC will automatically update and supersede the information included in and incorporated by reference in this prospectus. We incorporate by reference the documents listed below which have been filed with the Commission and any future filings made with the Commission under Sections 13(a), 13 (c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), until we sell all the securities offered by this prospectus:

      1. our Annual Report on Form 10-K filed July 15, 2002;

      2. our Quarterly Report on Form 10-Q filed August 14, 2002;

      3. our Quarterly Report on Form 10-Q filed November 14, 2002; and

      4. our Quarterly Report on Form 10-Q filed February 14, 2003.

      We have filed each of these documents with the Commission and they are available from the Commission’s Internet site and public reference rooms described under “Where you can obtain additional available information about us” above. You may also request a copy of these filings, at no cost, by writing or calling us at the following address:

          José E. González

          General Counsel
          Terremark Worldwide, Inc.
          2601 S. Bayshore Drive
          Coconut Grove, Florida 33133

      Telephone requests may be directed to José E. González at (305) 856-3200.

          No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, any information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.

Prospectus Summary	1
Cautionary Note Regarding Forward-Looking Statements	5
Risk Factors	5
Use of Proceeds	9
Selected Financial Data	9
Description of Common Stock	10
Selling Stockholders	12
Plan of Distribution	13
Interests of Named Experts and Counsel	14
Legal Matters	14
Experts	14
Where You Can Obtain Additional Information	14
Incorporation by Reference	15

29,644,417 Shares

Terremark Worldwide, Inc.

Common Stock

PROSPECTUS

                              , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      We estimate that expenses in connection with the distribution described in this registration statement will be as follows. All expenses incurred with respect to the distribution will be paid by us, and such amounts, with the exception of the Securities and Exchange Commission registration fees, are estimates.

SEC registration fee	$1,083.69
American Stock Exchange listing fee	22,500.00
Accounting fees and expenses	5,500.00
Legal fees and expenses	35,000.00
Printing and engraving expenses	7,500.00
Miscellaneous	1,416.31

Total	$73,000.00

Item 15.     Indemnification of Directors and Officers

      Pursuant to Section 102(b)(7) of the General Corporation Law of the State of Delaware, our certificate of incorporation eliminates the liability of our directors to us or our stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith, and certain other liabilities.

      Our certificate of incorporation, and bylaws provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporate Law.

      Section 145 of the General Corporate Law authorizes indemnification when a person is made a party to any proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or was serving as a director, officer, employee or agent of another enterprise, at the request of the corporation, and if such person acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe that his or her conduct was unlawful. If it is determined that the conduct of such person meets these standards, he or she may be indemnified for expenses incurred and amounts paid in such proceeding if actually and reasonably incurred by him or her in connection therewith.

      If such a proceeding is brought by or on behalf of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. There can be no indemnification with respect to any matter as to which such person is adjudged to he liable to the corporation; however, a court may, even in such case, allow such indemnification to such person for such expenses as the court deems proper. Where such person is successful in any such proceeding, he or she is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases, indemnification is made by the corporation upon determination by it that indemnification of such person is proper because such person has met the applicable standard of conduct.

      Our board of directors has approved, and we are in the process of entering into, indemnification agreements with all of our directors and senior officers. These indemnification agreements provide, in pertinent part, that we shall indemnify an indemnitee who is or was a party or is threatened, pending or completed action or proceeding whether civil, criminal, administrative or investigative by reason of the fact that the indemnitee is or was our director or senior officer. We shall advance all expenses, judgments, fines, penalties and amounts paid in settlement (including taxes imposed on indemnitee on account of receipt of such payouts) incurred by the indemnitee in connection with the investigation, defense, settlement or appeal of any civil or criminal action or proceeding as described above. The indemnitee shall repay such amounts advanced only if it shall be ultimately determined that he or she is not entitled to be indemnified by us. The advances paid to the indemnitee by us shall be delivered within 20 days following a written request by the indemnitee. Any award of indemnification to an indemnitee, if not covered by insurance, would come directly from our assets, thereby affecting a stockholder’s investment.

      We have obtained directors’ and officers’ liability insurance with an aggregate liability for the policy year, inclusive of costs of defense, in the amount of $25,000,000.

Item 16.     Exhibits

      The following exhibits, which are furnished with this registration statement or incorporated by reference, are filed as part of this registration statement:

3.1	Restated Certificate of Incorporation of the Registrant(1)
3.2	Amended and Restated Bylaws of the Registrant(2)
5.1	Opinion of Greenberg Traurig, P.A.
10.1	Stock Purchase Agreement between the Registrant and NAP de Las Americas — Madrid, S.A., dated June 13, 2002.
10.2	License Agreement between the Registrant and NAP de Las Americas — Madrid, S.A., dated June 13, 2002.
10.3	Employment Agreement between the Registrant and Brian K. Goodkind, dated March 3, 2003.
10.4	Employment Agreement between the Registrant and José E. Gonzalez, dated March 3, 2003.
10.5	Form of Indemnification Agreement.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.1)
24.1	Power of Attorney(3)

(1)	Previously filed as an exhibit to Registrant’s Registration Statement on Form S-3 filed May 15, 2000.

(2)	Previously filed as an exhibit to Registrant’s Quarterly Report on Form 10-Q filed November 14, 2002.

(3)	Previously filed as part of the Registrant’s Registration Statement on Form S-3 filed December 31, 2002.

Item 17.     Undertakings

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement.

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in clauses (i) and (ii) do not apply if the Registration Statement is on Form S-3, and the information required to be included in a post-effective amendment is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, state of Florida, on March 10, 2003.

TERREMARK WORLDWIDE, INC.

By:	/s/ MANUEL D. MEDINA

Manuel D. Medina
Chairman of the Board
Chief Executive Officer

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MANUEL D. MEDINA Manuel D. Medina	Chairman of the Board, Chief Executive Officer (Principal Executive)	March 10, 2003

* Guillermo Amore	Director	March 10, 2003

* Timothy Elwes	Director	March 10, 2003

* Jose Maria Figueres-Olsen	Director	March 10, 2003

* Marvin S. Rosen	Director	March 10, 2003

* Miguel Rosenfeld	Director	March 10, 2003

* Joel A. Schleicher	Director	March 10, 2003

* Kenneth I. Starr	Director	March 10, 2003

Signature	Title	Date

* Joseph R. Wright, Jr.	Director	March 10, 2003

/s/ JOSÉ SEGRERA José Segrera	Chief Financial Officer (Principal Accounting Officer)	March 10, 2003

*	Executed on behalf of these individuals by Manuel D. Medina as Attorney-in-fact.

EXHIBIT INDEX

Exhibits

3.1	Restated Certificate of Incorporation of the Registrant(1)
3.2	Restated Bylaws of the Registrant(2)
5.1	Opinion of Greenberg Traurig, P.A.
10.1	Stock Purchase Agreement between the Registrant and NAP de Las Americas — Madrid, S.A., dated June 13, 2002.
10.2	License Agreement between the Registrant and NAP de Las Americas — Madrid, S.A., dated June 13, 2002.
10.3	Employment Agreement between the Registrant and Brian K. Goodkind, dated March 3, 2003.
10.4	Employment Agreement between the Registrant and José E. Gonzalez, dated March 3, 2003.
10.5	Form of Indemnification Agreement.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.1)
24.1	Power of Attorney(3)

(1)	Previously filed as an exhibit to Registrant’s Registration Statement on Form S-3 filed May 15, 2000.

(2)	Previously filed as an exhibit to Registrant’s Quarterly Report on Form 10-Q filed November 14, 2002.

(3)	Previously filed as part of the Registrant’s Registration Statement on Form S-3 filed December 31, 2002.